Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

February 28, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Angela Mokodean

Re:                     Cresset Private Markets Opportunity Fund, File Nos.: 333-225212; 811-23352

Dear Ms. Mokodean:

This letter responds to the follow-up comments that you provided via telephone on October 1, 2018 in connection with your review of the amended registration statement (the “Registration Statement”) filed on August 17, 2018 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Cresset Private Markets Opportunity Fund (the “Fund” or the “Registrant”).(1) These follow-up comments and responses relate to the comment response letter filed by the Registrant concurrently with the Registration Statement on August 17, 2018 (the “Comment Letter”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement. For your convenience, your follow-up comments have been summarized in bold below, and our responses follow your comments.

General

1.              In response to comment 9 of the Comment Letter, you stated that the Fund is not subject to the requirements of Rule 35d-1 under the 1940 Act (“Rule 35d-1”) because the use of the term “private equity” in the Fund’s name does not refer to a specific type of investment. It is the Staff’s view that “private equity” is a type of investment and that the use of the term “private equity” in the Fund’s name subjects it to the requirements of Rule 35d-1 with respect to its private equity-related investments, including the requirement to adopt a fundamental policy or a policy to provide shareholders with at least 60 days prior notice of any change in the Fund’s policy to invest 80% of net assets (plus the amount of borrowings for investment purposes) in private equity-related investments.

Response: The Registrant has revised its name as follows: Cresset Private ~~Equity~~Markets

(1)  Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Opportunity Fund.

Prospectus

Summary of Fund Expenses

2.              In response to comment 15 of the Comment Letter, footnote 2 to the fee table discloses that “in no event will the Investment Management Fee exceed 1.75% as a percentage of the Fund’s net asset value.” However, the Investment Management Fee is listed in the fee table as 1.25%. This disclosure may be misleading. Consider revising the Investment Management Fee listed in the fee table to 1.75%.

Response: The Registrant will update the fee table accordingly.

3.              Comment 16 of the Comment Letter asked the Registrant to provide a plain English explanation, a graphic, and examples demonstrating the operation of the incentive fee. In response, the Registrant stated that it does not believe this type of disclosure to be consistent with current industry practice or regulatory requirements. The Staff advises the Registrant to include a graphic demonstrating the operation of the incentive fee.

Response: The Registrant respectfully advises the Staff that it continues to believe this type of disclosure to be inconsistent with current industry practice and regulatory requirements, and further that given the numerous assumptions needed to produce any graphical representation demonstrating the operation of the Fund’s Incentive Fee, such a representation would not provide shareholders with a useful representation of the operation of the Incentive Fee.

Other closed-end investment companies that have included a graphical representation of an incentive fee in their registration statements,(2) differ materially in structure and operation from the Fund’s Incentive Fee because the incentive fees of those registrants (i) are income only-related incentive fees (i.e., payable only on interest income, dividend income and any other income incurred during the preceding calendar quarter) (“Income Only Incentive Fees”) and (ii) include the concept of a hurdle rate. Income Only Incentive Fees may be paid by clients who are not “qualified clients” within the meaning of Rule 205-3 (“Rule 205-3”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The structure and operation of the Fund’s Incentive Fee is different. First, the Incentive Fee is payable only on an increase in the Fund’s net asset value. Second, the Fund’s Incentive Fee does not include the hurdle rate concept. Lastly, the Fund is offered only to investors that are both an “accredited investor” within the meaning of Rule 501 of the Securities Act of 1933, as amended and a “qualified client” within the meaning of Rule 205-3.  The Commission adopted Rule 205-3 to provide a conditional exemption from the general prohibition on performance fees for certain clients who are financially sophisticated or who have the resources to obtain sophisticated financial

(2)  See OFS Credit Company Inc., SEC File Nos. 811-23299; 333-220794 (“OFS Credit Company”); Flat Rock Opportunity Fund, SEC File Nos. 811-23328, 333-223112 (the “Flat Rock Fund”).

advice.(3) In adopting Rule 205-3, the Commission reasoned that because of their wealth, financial knowledge and expertise, “qualified clients” are less dependent on the protections that Section 205(a)(1) of the Advisers Act was intended to provide.(4) In the 1985 Adopting Release, the Commission indicated that clients who are able to understand and bear the risks of performance fees should have the opportunity to participate in compensation arrangements that they and their advisers consider appropriate. Since all of the Fund’s investors will be “qualified clients” that the Commission has determined by rule have the financial sophistication to understand the mechanics of an incentive fee, the Registrant does not believe that it is necessary for investor protection to include a graphical representation of an incentive fee in the Fund’s registration statement.

4.              In reference to response to comment 17 of the Comment Letter, please confirm (supplementally) that the expense limitation agreement will remain in effect for at least one-year from the effective date of the Fund’s prospectus.

Response: The Registrant so confirms.

Conflicts of Interest

5.              In reference to comment 27 regarding potential co-investments, please better explain the types of co-investments the Fund will be making and how such co-investments are consistent with prior no-action relief granted by the Commission. Alternatively, please advise us if you intend to file for exemptive relief relating to such co-investments. If the Fund cannot or will not engage in co-investment activity, please consider removing the disclosure included in the prospectus.

Response: The co-investment transactions contemplated by the Registrant are investments in private companies sourced by third party investors unaffiliated with either the Fund or the Adviser, such as private equity firms. The Registrant does not believe that it is required to rely on prior no-action relief granted by the Commission to engage in such transactions.

6.              In reference to response to comment 28 regarding co-investments and broken-deal expenses, please explain how your approach to broken-deal expenses is consistent with prior no-action relief or other relevant authority.

The Registrant will revise its disclosure to clarify that its treatment of broken-deal expenses is consistent with regulatory guidelines as follows:

Accordingly, amongst such discretionarily managed funds (including the Fund) or separate accounts managed by the Adviser or its affiliates, each shall bear the entire amount of broken deal expenses incurred, in proportion to the capital they would have committed to the contemplated unconsummated investment, ~~save~~except for broken-deal expenses incurred in the initial stages of deal sourcing (i.e., prior to any potential co-investor’s involvement and before an investment decision or commitment has been made), ~~certain initial stage broken deal expenses~~ which may be allocated to funds (including the Fund) and separate accounts managed by the Adviser or its affiliates (and not to co-investors of the Adviser and its affiliates) based on such investment’s suitability for such funds’ and accounts’ portfolios in pursuing their respective investment objectives, rather than a planned allocation to an investment.

Calculation of Net Asset Value; Valuation

7.              In reference to comment 29 of the Comment Letter, your response to how secondary market information is factored into the Fund’s fair valuation policies and U.S. GAAP is primarily focused on the purchase-side. Please explain how secondary market information is factored

(3)  Exemption To Allow Registered Investment Advisers to Charge Fees Based Upon a Share of Capital Gains Upon or Capital Appreciation of a Client’s Account, Investment Advisers Act Release No. 996 (Nov. 14, 1985) (“1985 Adopting Release”).

(4)  See Id.

into fair value determinations on the sale-side. See ASC 830-10-35-62.

Response: Sellers in the private equity secondary market typically do not include secondary market pricing information in their determination of fair value for portfolio assets.  They will generally only use this information in setting internal purchase price expectations for any contemplated sale of assets from their portfolio.  Sellers recognize that there are several factors external to an asset’s fair market value that may influence the purchase price on the secondary market.  These factors include the supply of assets for sale; purchasers’ demand for assets, including the amount of uninvested capital held by potential buyers; the type of assets available for purchase relative to the portfolio needs of potential buyers; and the illiquidity inherent in limited partnership interests.  These factors, individually or in combination, may cause the purchase price for assets on the secondary market to differ materially from the fair market value of private equity funds, as reported by those fund, and their underlying portfolio assets.

Additional Information

8.              Your response to comment 33 of the Comment Letter states that the Fund anticipates that its Subsidiaries, if any, will be foreign subsidiaries. Please:

(i)                                            Confirm that for the purposes of Section 18 of the 1940 Act, the Fund will “look through” any foreign subsidiaries.

Response: The Registrant so confirms.

(ii)                                        Disclose that each investment adviser to any such foreign subsidiary will comply with Section 15 of the 1940 with respect to advisory contract approval.

Response: The Registrant will add relevant disclosure to its prospectus.

(iii)                                    Confirm that each foreign subsidiary will comply with Section 17 of the 1940 Act with respect to affiliated transactions and custody.

Response: The Registrant so confirms.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 519-1107 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ David Williams
David Williams